Exhibit (a)(24)


                             FANT INDUSTRIES INC.
                             2154 Highland Avenue
                           Birmingham, Alabama 35205



                                                       May 21, 1998


To Fellow Shareholders of HEI, Inc.:

     Two weeks ago we demanded a special meeting of shareholders, pursuant to our rights under Minnesota law. We have taken this step and the step of soliciting proxies to enable you directly to remove the obstacles to completion of our $8.00 per share cash tender offer.

     The Board has failed so far to set the meeting date. They have chosen instead to engage in a campaign of delay, and they have refused to act despite your overwhelming support for our offer. Apparently, they are satisfied with the Company's performance and believe that change is unnecessary.

     We want to consummate the offer now. We see a window of opportunity to initiate growth now. We are committed to the principle that these are matters for you to decide. To this end, we have sent the Board a second letter urging them to stop standing in the way of your decision.

     The Board itself has previously said that you, and not them, are the ones who should decide these issues. If they truly believe what they have said, they will hold the special meeting promptly and let you have your say and make your choice.

     Join us today in challenging the Board to hold the meeting promptly or explain their delay. If you have not already done so, we urge you to sign and mail the enclosed GREEN proxy card right away. No matter when the meeting is held, right now is the time for all shareholders to demand the cash premium and new leadership that we have offered.

     For our part, we will continue to do everything possible to promptly replace the current HEI Board with director nominees committed to delivering to you:

     *     immediate value by completing the tender offer, and

     *     long-term value by putting HEI on a path for earnings growth.

     If you have questions or need assistance in voting your shares, please call Beacon Hill Partners at (800) 755-5001.



                                   Anthony J. Fant

                                   FANT INDUSTRIES INC.